UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 30, 2020
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED - EXTENTION OF ISSUE DATE
OF THE NOTICE OF ANNUAL GENERAL MEETING

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company” or “the Group”)
NEWS RELEASE
EXTENTION OF ISSUE DATE OF THE NOTICE OF ANNUAL GENERAL MEETING (“AGM”)
Shareholders are advised that the Company has applied to the JSE Limited (“JSE”), requesting an extension for the issue date of the Company’s notice of AGM which, in terms of the JSE Listings Requirements, is required to be distributed by no later than 30 April 2020. The JSE has granted AGA permission to delay the issue of the notice of AGM and summarised Annual Financial Statements to on or about 20 May 2020.
The rationale for the request to the JSE was due to the current uncertainties with respect to future developments, including duration, of the COVID-19 pandemic and the limited operations of the South African
Post Office, which impacts the Company’s ability to distribute the notice of AGM to its shareholders.
A further announcement providing details of the notice of the AGM will be made at the appropriate time.
Johannesburg
30 April 2020
JSE Sponsor: The Standard Bank of South Africa Limited
CONTACTS
Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Sabrina Brockman
+1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Yatish Chowthee
+27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com
Fundisa Mgidi
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: April 30, 2020
By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance